SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Kenneth D. DeGiorgio, Esq.

1 First American Way

Santa Ana, California 92707-5913

(714) 250-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Michelle A. Hodges, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Dr.

Irvine, California 92612-4412

(949) 451-3800

November 10, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0		Page 2 of 9
1	NAME OF REPORTING PERSON FADV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,409,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,409,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 30,409,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.1%(1)
14	TYPE OF REPORTING PERSON HC

(1)	Based on 15,570,740 shares of First Advantage Corporation’s Class A common stock, par value $0.001 per share (the “Class A Stock”), outstanding as of November 10, 2009 (pursuant to information provided by the Issuer), and includes shares of Class A Stock that may be acquired within 60 days of November 10, 2009 upon conversion of shares of First Advantage Corporation’s Class B common stock, par value $0.001 per share (the “Class B Stock”), owned by the Reporting Person on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of First Advantage Corporation representing approximately 66.4%, and collectively with the other Reporting Persons 99.5%, of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0		Page 3 of 9
1	NAME OF REPORTING PERSON The First American Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 13,195,898
	8	SHARED VOTING POWER 44,263,106
	9	SOLE DISPOSITIVE POWER 13,195,898
	10	SHARED DISPOSITIVE POWER 44,263,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 57,459,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.0%(1)
14	TYPE OF REPORTING PERSON HC/CO

(1)	Based on 15,570,740 shares of Class A Stock outstanding as of November 10, 2009 (pursuant to information provided by the Issuer), and includes shares of Class A Stock that may be acquired within 60 days of November 10, 2009 upon conversion of shares of Class B Stock, owned by the Reporting Person on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of First Advantage Corporation representing approximately 99.5% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0		Page 4 of 9
1	NAME OF REPORTING PERSON First American Real Estate Information Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,263,106
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,263,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 44,263,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.0%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 15,570,740 shares of Class A Stock outstanding as of November 10, 2009 (pursuant to information provided by the Issuer), and includes shares of Class A Stock that may be acquired within 60 days of November 10, 2009 upon conversion of shares of Class B Stock, owned by the Reporting Person on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of First Advantage Corporation representing approximately 96.6%, and collectively with the other Reporting Persons 99.5%, of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0		Page 5 of 9
1	NAME OF REPORTING PERSON First American Real Estate Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

INTRODUCTION:

This Schedule 13D/A amends the Schedule 13D previously filed by The First American Corporation, a California corporation (“First American”), on June 16, 2003 (the “Original 13D”), as amended by Amendments No. 1, No. 2, No. 3 and No. 4 to the Original 13D filed jointly by First American; FADV Holdings LLC, a Delaware limited liability company (“Holdings”); First American Real Estate Solutions LLC, a California limited liability company (“FARES”); and First American Real Estate Information Services, Inc., a California corporation (“FAREISI”; First American, Holdings, FARES and FAREISI are each sometimes referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”) on September 23, 2005, April 14, 2006, June 29, 2009 and October 9, 2009, respectively, relating to shares of Class A common stock, par value $0.001 per share (the “Class A Stock”), of First Advantage Corporation, a Delaware corporation (the “Issuer”), including Class A Stock that may be acquired upon conversion of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Stock”), held by the Reporting Persons. Unless specifically amended or updated hereby, the disclosure set forth in the Original 13D, as filed or previously amended, remains unchanged. Capitalized terms used herein have the meanings ascribed to them in the Original 13D, as filed or previously amended, unless otherwise indicated.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 10, 2009, First American consummated an exchange offer for all shares of Class A Stock of the Issuer (the “Exchange Offer”), as described, and subject to the terms and conditions set forth, in the final prospectus, dated November 10, 2009, filed by First American with the Securities and Exchange Commission, which forms part of First American’s Registration Statement on Form S-4. First American used its common shares (plus cash in lieu of fractional shares) as consideration for the shares of Class A Stock of the Issuer acquired in the Exchange Offer, at a fixed exchange ratio of 0.58 of a First American common share per share of Class A Stock.

On November 11, 2009, First American announced a subsequent offering period to the Exchange Offer that will expire at 5:00 P.M., New York City time, on November 17, 2009, unless extended. Promptly following completion of the subsequent offering period, First American intends to cause the Issuer to be merged with a subsidiary of First American. The consideration offered in the subsequent offering period and the merger is the same as that described above.

ITEM 4.	PURPOSE OF TRANSACTION.

On November 10, 2009, Experian Information Solutions, Inc. (“Experian”), a member of FARES, exercised its right to cause Holdings to distribute to FARES 17,317,073 shares of Class B Stock beneficially owned by Holdings that were attributable to FARES’s interest in the Issuer, as contemplated by the Consent to Transaction between First American and Experian, dated October 2, 2009 (the “Consent to Transaction”). Pursuant to the operating agreement of FARES, 3,463,415 of such shares of Class B Stock were distributed to Experian and 13,853,658 of such shares of Class B Stock were distributed to FAREISI, and, as provided by the Issuer’s First Amended and Restated Certificate of Incorporation, the shares distributed to Experian automatically converted into 3,463,415 shares of Class A Stock upon such distribution. Pursuant to the Consent to Transaction, following the distribution, FARES ceased to be a member of Holdings and as a result of such distribution and the subsequent distribution to its members, ceased to beneficially own any shares of Class A Stock.

On November 11, 2009, First American issued a press release announcing the results of the Exchange Offer and the availability of a subsequent offering period that will expire at 5:00 P.M. New York City time on November 17, 2009, unless extended. Such press release is filed herewith as Exhibit 99.1 and the information contained therein is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Based on information provided by the Issuer, as of November 10, 2009, there were 15,570,740 shares of Class A Stock and 44,263,106 shares of Class B Stock outstanding. Each share of Class B Stock is convertible on a one-for-one basis into one share of Class A Stock at any time in the absolute discretion of the holder of such share and on a mandatory basis upon the occurrence of certain events specified in the Issuer’s First Amended and Restated Certificate of Incorporation. Holdings, by virtue of its ownership of 30,409,448 shares of Class B Stock, is the beneficial owner of 30,409,448 shares of Class A Stock, which represents 66.1% of the Class A Stock. First American and FAREISI, as holders of all of the outstanding equity of Holdings, and based on their status as affiliates, may be deemed to share voting and dispositive power with respect to the 30,409,448 shares of Class A Stock beneficially owned by Holdings. However, each of the Reporting Persons disclaims beneficial ownership over the others’ shares except to the extent of its pecuniary interest therein. In addition, because each share of Class B Stock is entitled to 10 votes per share, First American and FAREISI jointly beneficially own equity securities of the Issuer representing approximately 99.5% of the voting power of the Issuer (assuming no conversion of the Class B Stock).

As a result of the distribution described under Item 4, FAREISI acquired direct ownership of 13,853,658 shares of Class B Stock, which gives FAREISI beneficial ownership of an aggregate of 44,263,106 shares of Class B Stock, or 74.0% of the total outstanding shares of Class A Stock (assuming the conversion of all shares of Class B Stock). FAREISI, in aggregate, beneficially owns equity securities of the Issuer representing approximately 96.6% of the voting power of the Issuer (assuming no conversion of the Class B Stock).

In addition to its beneficial ownership of shares of Class B Stock through its interest in Holdings, First American has received 3,386 shares of Class A Stock pursuant to agreements with Parker S. Kennedy and Frank V. McMahon whereby Messrs. Kennedy and McMahon are required to remit to First American any after-tax benefits derived from restricted stock unit awards granted to them by the Issuer in connection with their service on the Issuer’s board of directors. Also, on November 10, 2009, First American accepted for purchase 13,042,060 shares of Class A Stock in the Exchange Offer (excluding shares of Class A Stock tendered pursuant to guaranteed delivery procedures). On November 11, 2009, an additional 150,434 shares of Class A Stock were delivered pursuant to guaranteed delivery procedures and purchased by First American and an additional 18 shares of Class A Stock were tendered and immediately accepted for purchase in the subsequent offering period to the Exchange Offer. After its purchases in the Exchange Offer, in the aggregate, First American beneficially owns 57,459,004 shares of Class A Stock, or 96.0% of the total outstanding shares of Class A Stock (assuming the conversion of all shares of Class B Stock), including the 30,409,448 shares of Class B Stock owned by Holdings and 13,853,658 shares of Class B Stock owned by FAREISI (of which First American disclaims beneficial ownership except to the extent of its pecuniary interest). First American, in aggregate, beneficially owns equity securities of the Issuer representing approximately 99.5% of the voting power of the Issuer (assuming no conversion of the Class B Stock).

As a result of the distribution to FARES and distribution to Experian and FAREISI described under Item 4, and the termination of FARES’ membership interest in Holdings, FARES has ceased to beneficially own any shares of Class A Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Press Release, dated November 11, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 12, 2009).

*        *        *

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 12, 2009	FADV HOLDINGS LLC

/s/ KENNETH DEGIORGIO
Kenneth DeGiorgio, Vice President

Date: November 12, 2009	THE FIRST AMERICAN CORPORATION

/s/ KENNETH D. DEGIORGIO
Kenneth D. DeGiorgio, Senior Vice President

Date: November 12, 2009	FIRST AMERICAN REAL ESTATE INFORMATION SERVICES, INC.

/s/ KENNETH D. DEGIORGIO
Kenneth D. DeGiorgio, Vice President

Date: November 12, 2009	FIRST AMERICAN REAL ESTATE SOLUTIONS LLC

/s/ KENNETH D. DEGIORGIO
Kenneth D. DeGiorgio, Vice President

Index to Exhibits

99.1	Press Release, dated November 11, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 12, 2009).